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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.   1    )*

                          SEAL HOLDINGS, INC.
                           (Name of Issuer)
            CLASS A COMMON STOCK, par value $.01 per share
                    (Title of Class of Securities)
                               812070100
                            (CUSIP Number)
Corporate Secretary, 125 Worth Avenue, Suite 314, Palm Beach, FL
33480
  (Name, Address and Telephone Number of Person Authorized to
Receive
                      Notices and Communications)
                            March 10, 1998
        (Date of Event which Requires Filing of this Statement)

If  the filing person has previously filed a statement on Schedule
13G
to  report  the acquisition which is the subject of this Schedule
13D,
and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check  the  following box if a fee is being paid with the
statement   .
(A  fee  is  not  required only if the reporting  person:   (1)
has  a
previous statement on file reporting beneficial ownership of more than
five  percent of the class of securities described in Item 1;  and
(2)
has   filed   no  amendment  subsequent  thereto  reporting
beneficial
ownership of five percent or less of such class.)  (See Rule 13d-
7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             SCHEDULE 13D

CUSIP NO.    812070100                        PAGE     2     of
8
                                              Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Walter P. Carucci - Soc. Sec. ####-##-####
    Carucci Family Partners - IRS ID# 11-3146675
    Carr Securities Corp. - IRS ID# 11-2003950
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (b)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    Walter P. Carucci -   PF,  Carucci Family Partners - WC,  Carr
    Securities Corp. - WC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
    ITEMS 2(d) or 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Walter P. Carucci - US Citizen, Carucci Family Partners -
New York,
    Carr Securities Corp. - New York
     NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Walter Carucci -  53,958
   OWNED BY EACH         Carucci Family Partners -  58,250
     REPORTING           Carr Securities Corp. - 484
      PERSON        8    SHARED VOTING POWER
       WITH                0
                    9    SOLE DISPOSITIVE POWER
                         Walter P. Carucci - 53,958
                         Carucci Family Partners - 58,250
                         Carr Securities Corp. - 484
                    10   SHARED DISPOSITIVE POWER
                            0
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Walter P. Carucci - 112,692
      Carucci Family Partners - 58,250
     Carr Securities Corp. - 484
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
     SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Walter P. Carucci - 9.24%
     Carucci Family Partners - 4.78%
     Carr Securities Corp. - .04%
14   TYPE OF REPORTING PERSON*
        Walter P. Carucci - IN,  Carucci Family Partners - PN,
Carr
     Securities Corp. -

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING  EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

Item 1.  Security and Issuer

      This statement relates to the Class A Common Stock, par value

$.10 per share of Seal Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 125 Worth Avenue, Suite

314, Palm Beach, Florida  33480.

Item 2.  Identity and Background

      This  statement  is being filed on behalf of Walter  P.
Carucci,

Carucci  Family  Partners,  a  New York general  partnership  and
Carr

Securities Corp., a New York corporation. The general partners of

Carucci  Family Partners are Walter Carucci, Clara Carucci and
Mitchell

Carucci.  Carr Securities Corp. is owned 51% by Clara Carucci  and
49%

by Walter Carucci.

      Walter  Carucci's business address is Carr Securities Corp.,
One

Penn Plaza, New York, NY 10119-0002. Walter Carucci's principal occupation is President of Carr Securities Corp. During the last five years, Walter Carucci has not been convicted in a criminal proceeding

(excluding  traffic  violations or similar misdemeanors).   During
the

last five years, Walter Carucci was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction .

Walter Carucci is a citizen of the United States.

      Carucci Family Partners is a New York general partnership located at c/o Carr Securities Corp., One Penn Plaza, New York, NY  10119-
0002.

The principal business of Carucci Family Partners is investments.

During the last five years, Carucci Family Partners was not convicted in a criminal proceeding (excluding traffic violations or similar

misdemeanors).    During the last five years, Carucci  Family
Partners

was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      Clara  Carucci's residence address is 33 Lighthouse  Road,
Great

Neck,  NY  11024.  Clara Carucci has no  principal occupation.
During

the last five years, Clara Carucci has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Clara Carucci was not a party to a civil

proceeding   of  a  judicial  or  administrative  body   of
competent

jurisdiction .  Clara Carucci is a citizen of the United States.

     Mitchell Carucci's residence address is 33 Lighthouse Road,
Great

Neck,   NY    11024.   Mitchell  Carucci's   principal  occupation
is

photographer.   During the last five years, Mitchell  Carucci  has
not

been convicted in a criminal proceeding (excluding traffic violations

or  similar  misdemeanors).    During the  last  five  years,
Mitchell

Carucci was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction . Mitchell Carucci is a citizen of the United States.

     Carr Securities Corp. is a New York corporation located at One

Penn  Plaza, New York, NY  10119-0002.  The principal business of
Carr

Securities  Corp.  is  trading.   During  the  last  five  years
Carr

Securities  Corp. was not convicted in a criminal proceeding
(excluding

traffic  violations or similar misdemeanors).   During  the  last
five

years, Carr Securities Corp. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

      The common stock referred to herein was obtained in open market purchases. Funds used by Walter Carucci came from his personal funds,

funds used by Carucci Family Partners were from working capital and funds used by Carr Securities Corp. were from working capital.

Item 4.  Purpose of Transaction

      The shares of common stock referred to herein have been acquired

for  investment  purposes.   Neither  Walter  Carucci,  Carucci
Family

Partners nor Carr Securites Corp. has any present intention to take any action with respect to the matters listed in (b) through (j) of
Item 4.

Walter  Carucci  and/or Carucci Family Partners and/or Carr
Securities

Corp.  may  dispose of or acquire additional shares of Class  A
Common

Stock of the Issuer in privately negotiated transactions, market transactions  or  otherwise. .  Walter Carucci  and/or  Carucci
Family

Partners and/or Carr Securities Corp. intend to exercise their rights as shareholders to vote for or against any matter in accordance with their best interests.

 Item 5.  Interest in Securities of the Issuer

        (a)  Walter Carucci may be deemed to be the beneficial owner of an aggregate of 112,692 shares of Class A Common Stock.
        Carucci

        Family Partners beneficially owns 58,250 shares of Class A

        Common Stock. Carr Securities Corp. beneficially owns 484

        shares of Class A Common Stock.  According to the Issuer's

        Form 10-Q dated November 14, 1997, as of September 30,
        1997,

        the Issuer had a total of 1,219,756 shares of Class A
        Common

        Stock outstanding.  Accordingly, (i) Walter Carucci may be deemed to be the beneficial owner of 9.24% of the total shares of Class A Common Stock outstanding, (ii) Carucci Family

        Partners beneficially owns 4.78% of the total shares of Class

        A Common Stock outstanding and (iii) Carr Securities Corp.

         beneficially owns .04% of the total shares of Class A
Common

         Stock outstanding. Clara Carucci and Mitchell Carucci are not the beneficial owners of any shares of  Class A Common
     Stock

         of the Issuer.




          (b)Walter  Carucci Family  Carr Securities  Clara
Mitchell
             Carucci    Partners          Corp.   Carucci Carucci

Sole Power
to vote/
direct   vote     53,958  58,250            484        0         0

Shared Power
to vote/
direct  vote        0        0               0             0
0

Sole Power
to dispose/
direct
disposition       53,958  58,250            484        0         0

Shared Power
to dispose/
direct
disposition         0        0                0             0
0


        (b) During the past sixty days the following transactions in the shares of Class A Common Stock of the Issuer were effected:

          March 10, 1998: Carucci Family Partners bought 15,000 shares at $.5675 on the open market.

          March  10,  1998:   Walter Carucci bought  10,000
shares  at
          $.5675 on the open market.

          March 10, 1998:  Walter Carucci bought 13,000 shares at
$.64
          on the open market.

          March 10, 1998:  Carr Securities bought 4,000 shares at
$.63
          on the open market.

          March 10, 1998:  Carr Securities bought 2,500 shares at
$.66
          on the open market.

          March 10, 1998:  Carr Securities bought 5,000 shares at
$.58
          on the open market.

          March 10, 1998:  Carr Securities bought 13,000 shares at
$.64
          on the open market.

          March  10, 1998:  Carr Securities sold 2,500 shares at
$.625
          on the open market.

          March  10, 1998:  Carr Securities sold 2,500 shares at
$.6875
          on the open market.

          March  10, 1998:  Carr Securities sold 5,000 shares at
$.5625
          on the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

      Clara Carucci and Mitchell Carucci have transferred to Walter
Carucci the power to vote and dispose of any stock of the Issuer held by them.



Item 7.  Material to be Filed as Exhibits

     Exhibit 1.   Power of Attorney of Clara Carucci.

     Exhibit 2.  Power of Attorney of Mitchell Carucci.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Walter P. Carucci
                                   Walter P. Carucci

                                   CARUCCI FAMILY PARTNERS

                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   General Partner

                                   CARR SECURITIES CORP.
                                   By: /s/ Walter P. Carucci
                                   Walter P. Carucci
                                   President




Dated: March 24, 1998


EXHIBIT 2

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Clara Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse
Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of
CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci
Family
Partners.

     --  To vote any securities now or hereafter held by Carucci
Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange
Commission
with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of
Attorney as of March 1, 1994.

                                             /s/Clara Carucci
                                             Clara Carucci,as
Partner,
                                      Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU )

On this 1st day of March, 1994, before me, the undersigned, a Notary
Public for the State/Commonwealth of New York, personally appeared
Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                     /s/ John D. Browning
                                     Notary Public

                                     John D. Browning
                                     Notary Public, State of New
York
                                     No. 30-4914718
                                     Qualified in Nassau County
                                     Certificate Filed in New York
County
                                     Commission Expires November
23, 1995




EXHIBIT 3

                                        POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that, I, Mitchell Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

     --  To purchase or sell any security on behalf of Carucci
Family
Partners.

     --  To vote any securities now or hereafter held by Carucci
Family
Partners.

     -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange
Commission
with respect to the holdings of Carucci Family Partners.

     I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

     IN WITNESS WHEREOF, the undersigned has executed this Power of
Attorney as of March 1, 1994.

                                    /s/Mitchell Carucci
                              Mitchell Carucci, as Partner,
                              Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU )

On this 1st day of March, 1994, before me, the undersigned, a Notary
Public for the State/Commonwealth of New York, personally appeared
Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.


                                    /s/ John D. Browning
                                    Notary Public

                                    John D. Browning
                                    Notary Public, State of New
York
                                    No. 30-4914718
                                    Qualified in Nassau County
                                    Certificate Filed in New York
County
                                    Commission Expires November
23, 1995